Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, Netherlands — May 26, 2015 — Yandex N.V. (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced that all resolutions proposed at Yandex’s 2015 Annual General Meeting of Shareholders (“AGM”), held on Thursday, May 21, 2015, have been passed.

The total number of Class A shares eligible to vote at the AGM was 263,337,209, with a total of 263,337,209 voting rights; the total number of Class B shares was 59,895,605, with a total of 598,956,050 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2014 statutory accounts

Regarding the proposal to approve the 2014 statutory accounts of Yandex, 755,398,899 votes cast in favor, 16,207 votes cast against, and 76,926 votes abstained.

Proposal Two — Addition of 2014 profits to retained earnings

Regarding the proposal to add the 2014 profits of Yandex to retained earnings, 755,459,479 votes cast in favor, 15,866 votes cast against, and 16,687 votes abstained.

Proposal Three — Discharge of directors

Regarding the proposal to grant discharge to the directors for their management during the past financial year, 755,131,200 votes cast in favor, 59,798 votes cast against, and 301,034 votes abstained.

Proposal Four — Re-appointment of John Boynton

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
John Boynton	655,221,764	85,881,089	14,389,179

Proposal Five — Re-appointment of Esther Dyson

The following Director was re-appointed to serve as a member of the Board of Directors for a three-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Esther Dyson	740,793,668	14,593,646	104,718

Proposal Six — Cancellation of shares

Regarding the proposal to cancel Yandex’s 11,109,806 outstanding Class C shares, 755,422,717 votes cast in favor, 13,606 votes cast against, and 55,709 votes abstained.

Proposal Seven — Amendment of Articles of Association

Regarding the proposal to amend Yandex’s Articles of Association to reduce the number of authorized shares and to authorize certain individuals to execute the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V., 740,851,803 votes cast in favor, 211,360 votes cast against, and 14,428,869 votes abstained.

Proposal Eight — Appointment of Auditor

Regarding the proposal to ratify the selection by the Audit Committee of ZAO Deloitte & Touche CIS as auditors of Yandex’s consolidated financial statements for the 2015 financial year and as external auditors of Yandex’s statutory annual accounts for the 2015 financial year, 755,183,628 votes cast in favor, 299,454 votes cast against, and 8,950 votes abstained.

Proposals Nine, Ten and Eleven — General designations and authorizations of the Board of Directors

Regarding the proposal to authorize the Board of Directors to issue ordinary shares and preference shares up to the respective authorized share capital of the Company, 595,251,197 votes cast in favor, 145,647,871 votes cast against, and 14,592,964 votes abstained.

Regarding the proposal to authorize the Board of Directors to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares, 603,706,514 votes cast in favor, 137,133,593 votes cast against, and 14,651,925 votes abstained.

Regarding the proposal to authorize the Board of Directors to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time, 671,417,583 votes cast in favor, 84,060,190 votes cast against, and 14,259 votes abstained.

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.